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                                                                      Exhibit 14

                                   MODEM MEDIA

                           CODE OF CONDUCT AND ETHICS

                             Adopted March 21, 2003

     Modem Media (referred to as the "Company") takes pride in its reputation for maintaining the highest professional and ethical standards. Our business is highly competitive, yet we build a reputation of integrity by adhering to sound and equitable business ethics. Our commitment as a Company and as individuals must be to act with fairness, honesty and integrity in all of our business dealings.

     This Code of Conduct and Ethics (the "Code") expresses in general terms the standards of conduct and ethics that have always been and continue to be expected of all Company employees and directors in their day-to-day activities and in their relationships with those with whom the Company does business. It also addresses dealings with domestic and foreign governments and officials, the public and fellow employees and directors. The Code is not a comprehensive document intended to address every legal or ethical issue that you might face, nor is it a description of all laws and policies that apply to the Company. It should be used as a guide and a resource to alert you to significant legal and ethical issues that may arise.

     As an employee or director of the Company, you are responsible for your own actions with respect to proper business conduct and behavior. In addition, regardless of your job, title or level within the Company, if you ever have knowledge or information regarding any past, present, or future conduct that you have reason to believe is or may be a violation of this Code, of any Company policy, or of the law, you must fully and promptly report such conduct and provide all such knowledge and information to your Vice President of Human Resources or Law Department. If you need further clarification or the issue is particularly sensitive, you should also feel free to direct any questions to the Corporate Compliance Officer1.

     COMPLIANCE WITH ALL APPLICABLE LAWS

     It is the policy of the Company to conduct its business on the highest ethical and moral plane and to comply strictly with all laws, rules and regulations governing its operations. No employees and directors of the Company shall violate or instruct others to violate any federal, state and local laws or the laws of foreign nations, in their conduct of Company business. Much of the remainder of this Code includes policies that are ultimately designed to comply with specific situations that fall within the foregoing categories. Compliance with the law means not only following the letter of the law, but also conducting business so that the Company will maintain its reputation for integrity and honesty in carrying out its business activities worldwide. Even where a particular law may not be strictly applicable, standards of ethics and morality apply and require the same diligent attention to good conduct and citizenship.

     CONFLICTS OF INTEREST

     We are in effect trustees of the Company's business for our shareholders, and we owe them the highest degree of loyalty and personal integrity. We must not use our position of trust and confidence to serve our own personal interests, nor should we allow ourselves to be placed in a position where a conflict between our interests and the interests of the Company might be inferred. All business decisions must be made solely in the best interests of the Company, based on sound business judgment. As such, you are to avoid activities that will or could reasonably be expected to give rise to a conflict with the interests of the

----------------------
/1/ As of February 21, 2001, the Company has appointed the General Counsel as the Corporate Compliance Officer.

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Company, except in instances where such activities are disclosed to and approved in advance by Company management. A "conflict of interest" occurs when a person's private interest interferes in any way, or even appears to interfere, with the interests of the Company, including its subsidiaries and affiliates. A conflict of interest can arise when an employee or director takes an action or has an interest that may make it difficult for him or her to perform his or her work objectively and effectively.

     Specifically, employees and directors are prohibited from taking for themselves opportunities that arise through the use of corporate property, information or position.

     Many situations can create actual or potential conflicts of interest. Employees are expected to use their good judgment in identifying such situations. Examples of such situations include:

     Working in any capacity for a competitor, customer or vendor while employed by the Company;

     Accepting gifts of more than modest value or receiving personal discounts or other benefits from a competitor, customer or vendor as a result of your position in the Company;

     Competing with the Company for the purchase or sale of property, services or other interests;

     Having a personal interest in a transaction involving the Company, a customer or vendor (not including routine investments in publicly traded companies);

     Receiving a loan or guarantee of an obligation as a result of your position with the Company;

     Directing business to a vendor owned or managed by, or which employs, a relative or a friend; and

     Serving on the board of directors of another entity where one of the executive officers or directors of such entity is serving on the Company's board of directors.

     To uncover even the appearance of any conflicts of interest, employees and directors are required, except as otherwise provided at law, to disclose to the Law Department or Chief Compliance Officer any material relationship, or transaction which they or, to the best of their knowledge, any of their immediate family members (e.g., immediate household, children, parents, spouses, fiancees and significant others) may have that reasonably could be expected to give rise to a conflict of interest as such potential conflicts of interests become apparent. All potential conflicts of interest related to the executive officers of the Company and the General Counsel or Chief Compliance Officer will be disclosed and discussed with the Audit Committee of the Company's Board of Directors. Such disclosure will enable Company management to determine whether any such actions or interests would be a violation of this Code. This Code might not be violated provided that such interest would not influence the employee's activities on behalf of the Company. This, however, is a decision for the Company to make, after full disclosure by you, taking into account the potential appearance of impropriety.

     RECEIPT OF GIFTS AND ENTERTAINMENT

     Any employee or director may not accept any improper gift, monetary or otherwise, from a vendor, potential vendor, or any other organization or individual that does business or seeks to do business with the Company (whether directly or through a Company client) or otherwise is in a position to influence the business decisions of Company employees or directors. An improper gift may include anything of value offered in an attempt to influence your business judgment. In many circumstances, gifts are offered without such improper motives, and, even where such improper motives do exist, Company employees and directors should be able to make business judgments without regard to who has and has not provided such gifts. Nevertheless, you should avoid the mere possibility or appearance of improper influence . As a result, any gift equivalent to $50 or more (retail value) is deemed to be improper and therefore may not be accepted. Any such gifts should be reported to your supervisor and returned with a note explaining the Company's policy. Perishable gifts that you cannot return should be donated to charity. (For certain

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offices outside the U.S., this $50 threshold may be adjusted if absolutely necessary to comply with local customs and practices, provided that any such adjustment must be pre-approved by the head of the relevant business unit.) Gifts of less than $50 in value also may be improper under some circumstances, and employees and directors are to use their good judgment in deciding whether and when to decline such gifts and report them to a supervisor. The receipt of gifts, favors, or payments of any sort, either directly or indirectly, from government officials is not permitted under any circumstances.

     Employees and directors may accept invitations to social or business events only if there is a valid business reason to attend.

     FAIR DEALING AND GIVING OF GIFTS

     You should treat all persons and firms with whom the Company maintains business relationships fairly and impartially and in accordance with ethical business practices. No employee or director should take unfair advantage of a client, vendor or business partner through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other unfair dealing practice.

     Acts of hospitality towards any employee or representative of any actual or prospective client, vendor or government official shall be of such scale or nature so as to avoid any impropriety or the appearance of impropriety. Occasional business gifts to and entertainment of non-government employees in connection with business discussions or the development of business relationships generally are deemed appropriate in the conduct of Company business. The giving of gifts, favors, or payments of any sort, either directly or indirectly, which influence (or would appear or are intended to influence) business decisions or create a personal obligation that is inconsistent with an arms-length business relationship, is strictly forbidden. Gifts of less than $50 in value are assumed not to influence a third party for the purposes of this policy. Employees' or directors' taking vendors, business partners, clients, potential clients and potential new employees to social or business events is allowed only if the employee or director is present and there is a valid business reason to attend. In addition, only the Board of Directors is authorized to determine when it is appropriate to use corporate funds for direct or indirect payments to any government official, employee or entity (except where the payment is in satisfaction of lawful obligations, for reasonable public benefit contributions or for seasonable gifts insubstantial in value). The foregoing policy also holds true for indirect payments made through any consultant, supplier, advisor or other third party.

     Please also refer to the Company's Foreign Corrupt Practices Act Compliance Policy (which is Attachment A to this Code) with respect to your obligations in this area.

     CONDUCT IN THE WORKPLACE (Equal Employment Opportunity, Harassment, Etc.)

     The Company is committed to providing a safe, orderly, diverse and tolerant work environment that is free of any unlawful discrimination or harassment. It is up to all of us to maintain this environment by granting others the same respect, cooperation and dignity that we deserve ourselves. Managers have a special responsibility to make fair decisions, encourage lawful and ethical behavior and set an example of how to conduct ourselves properly.

     Equal Employment Opportunity

     It is the policy of Modem Media to provide equal employment opportunity to all employees and applicants for employment without regard to race, sex, color, creed, religion, national origin, age, disability, marital status, sexual orientation or any other personal characteristic protected by law in accordance with all applicable laws, directives and regulations of federal, state and city entities. This policy applies to all the terms and conditions of employment including, but not limited to recruitment, hiring, compensation, training and apprenticeship, promotion, upgrading, demotion, downgrading, transfer, layoff and termination

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and all other terms and conditions of employment. Questions or concerns regarding the adherence to or violation of this policy should be directed to the Human Resources Department.

     Harassment Free Workplace Policy

     The Company is committed to a workplace that is free of discrimination and harassment based on race, color, religion, age, sex, sexual orientation, national origin, veteran status, disability, or any other protected status. Offensive or harassing behavior by any employee or agent of the Company will not be tolerated, whether the behavior is directed toward any other employee, job applicant, vendor, client, supplier, subcontractor, consultant or visitor, and whether the behavior occurs at a company office or in any other work-related setting or circumstance (e.g., during business trips or business-related social gatherings). Offensive or harassing behavior may include but is not limited to: offensive physical actions, written or spoken language and graphic communications; any type of physical contact when the action is unwelcome by the recipient; expectations, requests, demands or pressure for sexual favors; and slurs, jokes, posters, cartoons and gestures that are offensive. Such behavior violates the Company's policy whether it is inadvertent or intentional, and whether it is in jest or otherwise.

     Management is responsible for maintaining a work atmosphere free of harassment and for taking action to end such behavior if it occurs. Employees are responsible for respecting the rights of their co-workers by refraining from such conduct, and for promptly reporting to management any actual or potential violations of this policy.

     Any employee who believes he or she is being subjected to harassing behavior is urged to report it without delay to his or her immediate supervisor, to that supervisor's supervisor, to the Company's Director, Human Resources, or to the Company's General Counsel. All complaints will be investigated promptly and thoroughly. Complaints will be kept confidential to the extent possible, consistent with the Company's need to conduct a thorough investigation. No employee will be subjected to any form of retaliation for filing a good faith complaint under this policy or for assisting in the investigation of any such complaint.

     NON-PUBLIC AND CONFIDENTIAL INFORMATION

     All employees and directors must maintain as confidential all items pertaining to Company and client business, both while associated with the Company and at all times following such association. Since we are in the "idea" business, this requirement must be taken very seriously, and all employees are required to sign a confidentiality agreement as a condition of employment. Confidential or "non-public" information includes all actual or prospective client information, payroll information, trade secrets, various information of a technical, financial or business nature, personnel information and other "inside information" such as actual or projected sales and earnings figures. In addition, all non-public correspondence, printed matter, documents or records containing confidential information or which constitute part of the records of the Company, are the Company's property and must remain at the Company after termination of employment.

     For legal and privacy reasons and out of respect to our co-workers, personal information regarding Company employees and directors must also be kept strictly confidential. This includes not only obviously personal information such as salary and other employee benefit data, but also more basic information such as social security number, home phone number and home address. Access to such information should be limited to those with a specific need to use the information in the performance of their duties. Any vendors possessing employee information on behalf of the Company must agree to abide by these conditions as well. In sum, no one may in any way communicate to any third party any personal information regarding any employee without prior approval of the applicable office's Human Resources Director or the Law Department.

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     For employees, you also should refer to your Employee Handbook and your
Employment Agreement for a more comprehensive description of your confidentiality obligations. In addition, as a condition of employment with Modem Media, you must read and sign an Employment Agreement.

     ASSET PROTECTION

     Employees are entrusted with numerous Company assets and have a responsibility to protect them. This includes cash and other financial assets, computers and other equipment, supplies and all other Company property. Company assets include intangible assets and intellectual property of the Company, including, software, scripts, memos, inventions, trademarks, creative assets, and customer lists. Company resources should be used only for Company business, and any unauthorized use of such resources is strictly prohibited. The Company's name is also a valuable asset that is to be protected. You must use this name only for authorized Company business and not in connection with any personal activities. This policy also applies to any and all property of the Company's clients or prospective clients with which the Company and its employees are entrusted.

     INTERNAL CONTROLS AND ACCURACY OF RECORDS

     The records and books of account of the Company and all supporting documents must fairly and accurately reflect each transaction recorded therein. No employees or directors may make any false, misleading or deliberately inaccurate entries in the Company's books and records for any reason. It is the responsibility of the Company employees to assure that all business transactions are handled according to Company controls, processes and policies, properly authorized, accurately identified and promptly recorded in its financial statements, including, but not limited to, entering into only authorized transactions, obtaining all necessary approvals for each transaction, reporting all material transactions, and recording all expenses and accruals appropriately. Individuals in supervisory positions have the added responsibility to communicate relevant policies and procedures to subordinates and to exercise care in reviewing records to ensure compliance with such policies and procedures and that full and accurate financial statements are created. Moreover, no person may make, or cause to be made, any false or misleading statement to the Company's auditors or management in connection with any examination or audit of the Company's books and records. These requirements apply to Company books and records of all types, including but not limited to financial and expense reports, requests for reimbursement, sales documents, and time sheets.

     Please also refer to the Company's Foreign Corrupt Practices Act Compliance Policy (which is Attachment A to this Code of Conduct) with respect to your obligations in this area.

     The reporting of financial information to the investment community, shareholders and to the Securities and Exchange Commission (SEC) or any other governmental agency must be made in accordance with applicable laws and regulations and with the highest standard of honesty and integrity. The Company's reports and documents filed with the SEC and our other public communications must include full, fair, accurate, timely and understandable disclosures. The Company has established a Disclosure Committee consisting of certain members of senior management to assist in monitoring such disclosures. It is the obligation of certain specified members of management to provide information to this Committee; however, any employee who believes he or she has material information that should be disclosed should raise this matter with the Disclosure Committee. Only the Company's Chief Executive Officer, Chief Financial Officer and General Counsel and their designated representatives are authorized to file reports and documents with the SEC, except as otherwise provided by law and subject to the review of the Board of Directors and its Audit Committee. The reporting of any false or misleading information in this regard is strictly prohibited.

     Company employees must report any alleged improper accounting or auditing matters, any breaches of the Company's financial and internal controls or fraud, to the Chief Financial Officer or Controller or any breaches of any other policies or procedures to the Chief Legal Officer. If an employee does not feel comfortable taking the matter to the Chief Financial Officer or the Chief Legal Officer, the employee alternatively may contact the Audit Committee of the Board of Directors in accordance with the Process For Reporting And Handling Reports To The Audit Committee (attached hereto as Attachment B).

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As set forth in that policy, such a communication may be anonymous, though if anonymous, the Audit Committee may be unable to obtain any additional information that may be useful in its subsequent investigation. Additionally, as set forth in that policy, the Company will not tolerate any knowing retaliation for any reports made in good faith in accordance with that Policy or otherwise made in accordance with applicable law.

     PUBLIC STATEMENTS

     To ensure that the Company complies with its obligations, employees who receive inquiries regarding the Company's activities, results, plans, position on public issues or any other matter, or who are otherwise contacted by securities analysts, shareholders and government officials (other than in the normal course of an employee's regular duties) must immediately refer such inquiries to the Chief Financial Officer or his designee. Similarly, inquiries from the news media regarding the Company should be referred to the Corporate Marketing Department. If you have any doubts as to where the inquiry should be forwarded, then you should refer it to the Chief Financial Officer. This prohibition specifically precludes the disclosure of non-public or confidential information, including, but not limited to, information regarding acquisitions, mergers, client matters and personnel issues.

     Additionally, in furtherance of the Non-Public and Confidential Information section above, Employees and directors may not disclose any information that is confidential to the Company or to its clients, except as otherwise permitted under law.

     CORPORATE POLITICAL ACTIVITIES

     Direct and indirect political contributions by or in the name of Modem Media or any of its subsidiaries in connection with federal or foreign elections are strictly prohibited, since such contributions are illegal in all federal elections and in many foreign countries. Many U.S. states have similar laws forbidding companies from making political contributions. Given that fact and the need to avoid the appearance of impropriety, political contributions of money or anything of value, including loans, contributions or use of either goods, facilities or services, by or in the name of the Company in connection with state or local elections may be made only in extremely unusual circumstances where the contribution is both legally permissible and is approved in advance by the Company's Board of Directors.

     The above restrictions apply not only to direct contributions made to individual candidates but also to indirect contributions that would ultimately be used to support individual candidates (e.g., so-called "hard" contributions to political parties). "Soft" contributions to political parties, which go to accounts used to advance general issues rather than individual candidates, may be made in certain circumstances, but only with advance approval from the Law Department. Approval of the Law Department is also required before undertaking any lobbying activities on behalf of the Company or any client (except where the applicable office's regular business activities consist of such lobbying activities).

     These policies are not intended to prohibit or in any way deter Company employees from personally contributing to or participating in political activities on their own, including contributions and participation in duly authorized political action committees.

     "INSIDE INFORMATION" AND SECURITIES TRADING

     Company employees and directors are responsible for understanding and complying fully with all appropriate laws and regulations governing "insider trading" of Company securities. Violations of these laws and regulations can result in criminal prosecution. Please refer to the Company's Insider Trading Policy.

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     COMPLIANCE WITH ANTITRUST LAWS

     Contacts with competitors regarding pricing policies and terms, business or marketing plans and any other similar confidential business matters can raise issues under federal antitrust laws. If a competitor raises any of these issues, no matter how casually, stop the conversation, explain that it is against our policy to discuss such matters and report the incident to the Company's Law Department.

     COMMUNITY INVOLVEMENT

     The Company encourages its offices and their employees to become actively involved in the life of the community by sponsoring and participating in initiatives for the betterment of the quality of life. However, no one in the Company may pressure any employee to contribute to or otherwise participate in any charitable organization.

     COMPLIANCE

     As explained above, violation of this Code is a serious offense that may result in disciplinary action, suspension, dismissal, civil action by the Company and, in the case of a legal violation, fines, penalties or other legal remedies, including referral to the appropriate public authorities. Each employee and director is responsible for his or her own compliance with this Code, and the Law Department and Human Resources Department are responsible for enforcement of this Code.

     Any employee or director who ever has knowledge or information regarding any past, present, or future conduct that he or she has reason to believe is or may be a violation of this Code, of any Company policy, or of the law is required to report such conduct fully and promptly and to provide all such knowledge and information to the appropriate person(s) identified in this Code. If the matter involves alleged improper accounting or auditing matters or any alleged breaches of the Company's financial and internal controls, an employee or director may make a report to the Audit Committee in accordance with the Process For Reporting And Handling Reports to the Audit Committee

     The Company, or the Audit Committee, if applicable, will investigate all complaints promptly and thoroughly. The identity of the reporting person will be kept confidential to the extent possible, consistent with the Company's need to conduct a thorough investigation No employee will be subjected to any form of retaliation for filing a good faith complaint under this policy or for assisting in the investigation of any such complaint.

     Situations which may involve a violation of ethics, laws or this Code may not always be clear and may require difficult judgment. Any questions of interpretation regarding any part of this Code, your obligations under this Code or the appropriateness or lawfulness of any contemplated action (or inaction) by you or others should initially be directed to the Law Department, Human Resources or the Corporate Compliance Officer.

     On a limited basis, where exceptional circumstances warrant, the Company may grant limited waivers to this code. Requests for such waivers of this policy for any employee may be submitted to the Corporate Compliance Officer for approval; however any waivers to this policy for any executive officer or director of the Company must be pre-approved by the Audit Committee of the Board of Directors. Any such waivers for executive officers or directors will be posted on the Company's web site (www.modemmedia.com) as soon as practical upon the grant of such a waiver.

     This Code may be modified by the Company from time to time and such modifications will be posted on the Company's web site (www.modemmedia.com) as soon as practical upon such change.

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     ATTACHMENT A

     Modem Media

     Foreign Corrupt Practices Act (Compliance Policy)

     (July 1999)

     As part of its on-going legal obligations, Modem Media requires all employees of Modem Media and its subsidiaries and affiliates (collectively, the "Company") to adhere to the applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"). The FCPA generally provides the following:

     Coverage: The FCPA applies to companies, like Modem Media, that issue securities under the federal securities laws and "domestic concerns." The FCPA applies not only to the activities of the organization, but also to its officers, directors, employees, agents and shareholders.

     Prohibition On Payments to Foreign Officials: The FCPA prohibits any U.S. individual or business from authorizing, offering or paying over anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing or causing another person to influence any act or decision of the foreign official or entity in order to assist the individual or business in obtaining or retaining business with, or directing business to, any person. Violation of the FCPA could subject the Company and its individual employees, directors and officers to serious fines and criminal penalties.

     Proper Accounting Practices: The FCPA prohibits the falsification of books and records, and sets forth certain accounting requirements, including the maintenance of appropriate internal accounting controls. Further, the Company's policies require that any payments to foreign officials, even those outside the scope of the FCPA, be accurately reflected in the Company's books, in accordance with its internal guidelines and policies.

     Reporting Potential Violations: Employees must promptly report any suspected or potential violations of the FCPA to the appropriate department head or to the Modem Media Corporate Legal Department.

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     Payments for Routine Actions: "Facilitating" or "expediting" payments are payments to clerical or ministerial governmental personnel to take routine governmental action to which the Company is entitled under applicable law. Although such payments are not prohibited by the FCPA, the Company strongly discourages such payments and permits them only under extraordinary circumstances. Facilitating or expediting payments are permissible only if all of the following conditions are met, and only with prior approval to the extent required below:

     The action is legal but has been refused or delayed unjustifiably.

     All reasonable efforts have been made to obtain action without payment.

     The payment is not made for the purpose of obtaining or retaining business or to influence legislation or regulations.

     The payment is insubstantial.

     The transaction is accurately described in the Company's books and records.

     A report on the payment and subsequent transactions is furnished to the Controller of the Company so that it may be reported at least annually to the Audit Committee of the Board of Directors of Modem Media.

     The appropriate supervisor must approve in advance any payment over $100 (or its foreign currency equivalent) or a smaller amount that would be considered substantial under the circumstances. Approval will be granted only when the payment is appropriate in light of the damage that will be caused if official action is refused or extensively delayed and only after consultation with the Corporate Legal Department.